FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	October	……………………………………………………,	2017

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	October 24, 2017	By…../s/………Eiji Shimizu………………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Projected Dividend – Including 80th Anniversary Commemorative Dividend – for the Fiscal Year Ending December 31, 2017 (the 117th Business Term)

October 24, 2017

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (First Section) and other Stock Exchanges

Inquiries: Eiji Shimizu General Manager Consolidated Accounting Division Group Management Center Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Projected Dividend – Including 80th Anniversary

Commemorative Dividend – for the Fiscal Year Ending December 31, 2017

(the 117th Business Term)

At a Board of Directors meeting held on October 24, 2017, Canon Inc. (the “Company”) passed a resolution regarding the projected year-end dividend per share for the fiscal year ending December 31, 2017 (the 117th Business Term) as follows.

1.	Awarding a Commemorative Dividend for the 80th Anniversary of the Company’s Establishment

The fiscal year ending December 31, 2017, marks the 80th anniversary of the Company’s establishment. To commemorate this, and to show the Company’s appreciation for the ongoing assistance of its shareholders, the Company plans to award a commemorative dividend of 10.00 yen per share for the fiscal year ending December 31, 2017.

2.	Basic Policy Regarding Profit Distribution and Dividend for the Period

The Company works to provide a stable and active return to shareholders, mainly in the form of a dividend, comprehensively taking into consideration medium-term profit forecasts, planned future investments, cash flow, and other factors.

In the fiscal year ending December 31, 2017, the Company is making steady progress in business structure transformation. This is due to the improved ability of existing businesses to generate profits and the expansion of new businesses. In addition to this, management efficiency has improved thanks to comprehensive cash flow management. Reflecting this situation, to provide a stable and active return to shareholders, the Company plans to distribute a regular year-end dividend of 75.00 yen per share. Together with the commemorative dividend described above, the total value of the planned year-end dividend is 85.00 yen per share, bringing the full-year total to 160 yen.

3.	Details of the Revision

Dividend per share
Record date	Mid-term	Year-end	Full Year
Previous projection		Not yet determined	Not yet determined
Current projection		85.00 yen (Regular dividend: 75.00 yen) (Commemorative dividend: 10.00 yen)	160.00 yen (Regular dividend: 150.00 yen) (Commemorative dividend: 10.00 yen)
Actual	75.00 yen
Previous year’s dividend payout (Fiscal year ending December 31, 2016)	75.00 yen	75.00 yen	150.00 yen

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.